UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

PETCO ANIMAL SUPPLIES, INC.

(Name of the Issuer)

PETCO ANIMAL SUPPLIES, INC.

GREEN EQUITY INVESTORS IV, L.P.

GEI CAPITAL IV, LLC

TPG PARTNERS V, L.P.

TPG ADVISORS V, INC.

ROVER HOLDINGS CORP.

JOHN G. DANHAKL

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

716016 20.9

(CUSIP Number of Class of Securities)

JOHN G. DANHAKL Partner Leonard Green & Partners, L.P. 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025 (310) 954-0444	DARRAGH J. DAVIS, ESQ. Vice President, General Counsel and Corporate Secretary PETCO Animal Supplies, Inc. 9125 Rehco Road San Diego, California 92121 (858) 453-7845

CLIVE D. BODE Senior Advisor and Acting General Counsel Texas Pacific Group 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102 (817) 871-4000

Copy to:

NICHOLAS P. SAGGESE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071-3144 (213) 687-5000	DAVID R. SNYDER, ESQ. T. MICHAEL HIRD, ESQ. Pillsbury Winthrop Shaw Pittman LLP 501 West Broadway, Suite 1100 San Diego, California 92101-3575 (619) 234-5000

(Name, address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C,
☒	or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	The filing of a registration statement under the Securities Act of 1933.
☐

c.	A tender offer.

☐

d.	None of the above.
☐

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,694,926,985	$181,357.19

*	For purposes of calculating the amount of the filing fee only. The filing fee was determined by adding (x) the product of (i) the number of shares of common stock, par value $0.001 per share, of PETCO Animal Supplies, Inc. (“Common Stock”) that are proposed to be acquired in the merger and (ii) the merger consideration of $29.00 in cash per share of Common Stock, plus (y) $23,617,980 expected to be paid to holders of stock options with an exercise price of less than $29.00 per share granted by PETCO Animal Supplies, Inc. to purchase shares of Common Stock in exchange for the cancellation of such options plus (z) $10,906,900 expected to be paid to holders of restricted stock units in exchange for the cancellation of such units ((x), (y) and (z) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Total Consideration by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $181,363.02

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Parties: PETCO Animal Supplies, Inc.

Date Filed: August 11, 2006

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by (1) PETCO Animal Supplies, Inc., a Delaware corporation (“PETCO” or the “Company”), the issuer of common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Green Equity Investors IV, L.P., a Delaware limited partnership (“GEI IV”), (3) GEI Capital IV, LLC, a Delaware limited liability company (“GEI Capital”), (4) TPG Partners V, L.P., a Delaware limited partnership (“TPG V”), (5) TPG Advisors V, Inc., a Delaware corporation (“TPG Advisors”), (6) Rover Holdings Corp., a Delaware corporation (“Buyer”), and (7) John G. Danhakl, an individual (each, a “Filing Person” and, collectively, the “Filing Persons”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 13, 2006, by and among PETCO, Buyer and Rover Acquisition Corp., a Delaware corporation and former wholly owned subsidiary of Buyer (“Merger Sub”).

This Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

All information contained in this Statement concerning any of the Filing Persons has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 15. Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows:

On October 23, 2006, at the special meeting of the stockholders of PETCO, PETCO’s stockholders voted to approve the Merger Agreement.

On October 26, 2006, immediately prior to Merger Sub merging with and into PETCO, with PETCO continuing as the surviving corporation (the “Merger”), the following directors and officers of PETCO contributed to Buyer the number of shares of common stock of PETCO set forth after their respective names: Brian K. Devine, 241,380 shares; James M. Myers, 137,932 shares; Bruce C. Hall, 44,138 shares; Janet D. Mitchell, 11,035 shares; William M. Woodward, 11,035 shares; and Razia Richter, 24,776 shares. Such contribution of these 470,296 shares, which represented less than 1% of the total outstanding shares of common stock of PETCO at the time of such contribution, was made in exchange for equity interests in Buyer. As a result of such exchange, such directors and officers owned less than 2% in the aggregate of Buyer immediately prior to the Merger (inclusive of the contributions to Buyer by GEI IV, TPG V and their respective assigns for $750.0 million) and such contributed shares were not converted into the right to receive $29.00 in cash, without interest, per share upon the Merger.

On October 26, 2006, PETCO filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger became effective. Upon the Merger: (i) each outstanding share of common stock of PETCO (other than shares held by PETCO, any of PETCO’s subsidiaries, Buyer, or Merger Sub or shares held by stockholders who properly exercised appraisal rights) was automatically converted into the right to receive $29.00 in cash, without interest; (ii) PETCO became a wholly owned subsidiary of Buyer; and (iii) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, PETCO common stock ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) as of the close of trading on October 26, 2006 and became eligible for delisting from Nasdaq and termination of registration pursuant to Rules 12g-4 and 12h-3. Accordingly, on October 26, 2006, PETCO filed a Certification and Notice of Termination on Form 15 with the Securities and Exchange Commission.

Item 16. Exhibits

Regulation M-A Item 1016

Item 16 is amended and restated to read in its entirety as follows:

(a)(1) Proxy Statement filed with the Securities and Exchange Commission on September 18, 2006.

(a)(2) Supplemental Proxy Material filed with the SEC on October 10, 2006.

(a)(3) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(4) Class Action Consolidated Amended Complaint filed in the Superior Court of the State of California, County of San Diego, captioned In re PETCO Animal Supplies, Inc. Shareholder Litigation, filed August 28, 2006.**

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.*

(c)(3) Financial analysis presentation materials, dated May 8, 2006, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of PETCO Animal Supplies, Inc. ***

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Previously filed on August 11, 2006.
**	Previously filed on September 6, 2006.
***	Previously filed on September 18, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	PETCO ANIMAL SUPPLIES, INC.

	By:	/s/ Edward J. Leonard
	Name:	Edward J. Leonard
	Title:	Vice President, Finance & Treasurer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	GREEN EQUITY INVESTORS IV, L.P.

	By:	GEI Capital IV, LLC, its General Partner

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	GEI CAPITAL IV, LLC

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Senior Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	ROVER HOLDINGS CORP.

	By:	/s/ John Baumer
	Name:	John Baumer
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	TPG PARTNERS V, L.P.

	By:	TPG GenPar V, L.P., its General Partner

	By:	TPG Advisors V, Inc., its General Partner

	By:	/s/ Clive D. Bode
	Name:	Clive D. Bode
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006	TPG ADVISORS V, INC.

	By:	/s/ Clive D. Bode
	Name:	Clive D. Bode
	Title:	Vice President

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: October 27, 2006

/s/ John G. Danhakl
JOHN G. DANHAKL

EXHIBIT INDEX

(a)(1) Proxy Statement filed with the Securities and Exchange Commission on September 18, 2006.

(a)(2) Supplemental Proxy Material filed with the SEC on October 10, 2006.

(a)(3) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(4) Class Action Consolidated Amended Complaint filed in the Superior Court of the State of California, County of San Diego, captioned In re PETCO Animal Supplies, Inc. Shareholder Litigation, filed August 28, 2006.**

(b)(1) Equity Commitment Letter from Green Equity Investors IV, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(2) Equity Commitment Letter from TPG Partners V, L.P. to Rover Holdings Corp. and the Board of Directors of PETCO Animal Supplies, Inc., dated as of July 13, 2006.*

(b)(3) Commitment Letter from Credit Suisse Securities (USA) LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(b)(4) Commitment Letter from GS Mezzanine Partners 2006 Onshore Fund, LLC to Rover Holdings Corp., dated as of July 13, 2006.*

(c)(1) Opinion of UBS Securities LLC, attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated July 13, 2006, prepared by UBS Securities LLC for the Independent Committee and the Board of Directors of PETCO Animal Supplies, Inc.*

(c)(3) Financial analysis presentation materials, dated May 8, 2006, prepared by UBS Securities LLC for the Independent Committee of the Board of Directors of PETCO Animal Supplies, Inc. ***

(d) Agreement and Plan of Merger, dated as of July 13, 2006, by and among PETCO Animal Supplies, Inc., Rover Holdings Corp., and Rover Acquisition Corp., attached as Annex A to the Proxy Statement.

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g) None.

*	Previously filed on August 11, 2006.
**	Previously filed on September 6, 2006.
***	Previously filed on September 18, 2006.